Kimberly A. Taylor

412.560.3322

ktaylor@morganlewis.com

December 5, 2006

BY EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 7010

Washington, D.C. 20549

Attn: Pamela A. Long, Assistant Director

Re:	Claymont Steel Holdings, Inc.

Registration Statement on Form S-1

Filed August 7, 2006

File No. 333-136352

Client-Matter No. 064488-0009

Dear Ms. Long:

This letter is submitted on behalf of Claymont Steel Holdings, Inc. (the “Company”) in response to the comments set forth in your letter to Allen Egner, Vice President, Finance, dated December 4, 2006. Transmitted herewith for filing via EDGAR is Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-136352) (the “Registration Statement”).

The responses to your comment letter are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in your letter. For your convenience, your comments have been reproduced below, together with the Company’s responses.

The Offering, page 6

Use of Proceeds, page 22

SEC Comment No. 1

We read that you plan to use the net proceeds of $91 million to pay a $4 million fee to HIG Capital and to repurchase the Holdings Notes, including principal and accrued and unpaid interest to the date of repurchase, with the remainder being used for general corporate purposes.

U.S. Securities and Exchange Commission

December 5, 2006

Based on your current disclosures, it is unclear that your net proceeds will be adequate to pay all of these items. In this regard, we note that your current estimation of the cost to repurchase the Holdings Notes only includes interest through September 30, 2006; however, based on today’s date, we assume that the earliest you could repurchase these notes is sometime in December 2006. Your net proceeds do not appear adequate to cover the additional interest that has accrued since September 30, 2006. Please revise to more clearly explain how you will use these proceeds. If true, please clarify that some of the interest on the Holdings Notes will be paid out of cash currently on hand, and that no proceeds are expected to be left over for general corporate purposes.

The “Offering” section on page 6 and the “Use of Proceeds” section on page 22 have been revised in response to the Staff’s comment.

Capitalization, page 24

SEC Comment No. 2

Please ensure that you have retroactively restated all number of share and per share disclosures throughout your entire filing for the effect of your planned 11.241303 for 1 stock split. For example, we note the actual number of shares seen here and the discussion of restricted stock awards in the last fiscal year on page 60.

All number of share and per share disclosures, including the actual number of on page 24 and the discussion of restricted stock awards in the last fiscal year on page 60, have been revised to give effect to the 11.241303 for 1 stock split that occurred on December 5, 2006.

Dilution, page 26

SEC Comment No. 3

We note the disclosure in the table. Please explain to us how you determined the amount of total consideration paid by existing stockholders, including how you considered dividends.

The Company supplementally advises the Staff that existing stockholders paid a nominal amount of consideration for the stock of the Company. As any dividends paid would reduce the amount of total consideration paid below $0, the total consideration paid by existing stockholders does not give effect to dividends paid by the Company to existing stockholders. A footnote has been added to the table on page 26 to disclose that dividends paid to existing stockholders were not taken into account in calculating the consideration paid by existing stockholders.

SEC Comment No. 4

Please provide us with your calculations of adjusted pro forma net tangible book value if the number of shares being offered increased or decreased by one million shares.

U.S. Securities and Exchange Commission

December 5, 2006

The adjusted pro forma net tangible book value if the number of shares being offered increased or decreased by one million shares was calculated as follows:

Increase in shares offered:
Total tangible net worth		(74,207,000)
Additional Shares	1,000,000
Mid-range price	16.00

Higher offering	16,000,000
Expenses (7%)	1,120,000	14,880,000

Total tangible net worth		(59,327,000)

Post-offering shares outstanding		18,566,754

Net tangible book value per share		(3.20)

Decrease in shares offered:
Total tangible net worth		(74,207,000)
Additional Shares	1,000,000
Mid-range price	16.00

Higher offering	16,000,000
Expenses (7%)	1,120,000	(14,880,000)

Total tangible net worth		(89,087,000)

Post-offering shares outstanding		16,566,754

Net tangible book value per share		(5.38)

Pro Forma Balance Sheet, page P-2

SEC Comment No. 5

Please provide us with a more detailed explanation of the pro forma adjustment to your income taxes payable balance.

Footnote 3 on page P-2 has been revised in response to the Staff’s comment.

U.S. Securities and Exchange Commission

December 5, 2006

Report of Independent Registered Public Accounting Firm, page F-2

SEC Comment No. 6

Please note that the preface to this report must be removed and the accounting firm must finalize its report prior to requesting effectiveness of your filing.

The disclosure on page F-2 has been revised in response to the Staff’s comment.

Experts, page 82

SEC Comment No. 7

Please file the consent of Crowe Chizek and Company LLC as an exhibit to the registration statement. Refer to Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K.

The consent of Crowe Chizek and Company LLC will be filed as Exhibit 23.2 with the Registration Statement.

Exhibits 5.1

SEC Comment No. 8

Please have counsel revise the third paragraph of the legal opinion to remove the assumption regarding the filing of the amended and restated certificate of incorporation.

Exhibit 5.1 has been revised in response to the Staff’s comment.

Sincerely,
/s/ Kimberly A. Taylor Kimberly A. Taylor